Exhibit 99.1

This document is a free translation of the Brazilian judicial administrator's report referred to August 2021 financial information of Oi S.A. and some of its subsidiaries ("RJ Debtors") filled within the 7th Business Court of Rio de Janeiro on October 15th, 2021. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.

YOUR HONOR Honor **DR. JUDGE OF 7th BUSINESS COURT OF THE DISTRICT COURT OF THE CAPITAL OF THE STATE OF RIO DE JANEIRO**

Process nº 0203711-65.2016.8.19.0001

Reorganization of Oi S.A and others

The **TRUSTEE** (Arnoldo Wald Law Office), appointed in the Reorganization process of **OI S.A. and others**, comes to request Your Honor to please determine the inserted in the record of the Activities Monthly Report ("RMA") for August of 2021.

Rio de Janeiro, October 15, 2021
[illegible signature]

Trustee
Escritório de Advocacia Arnoldo Wald

ACTIVITIES

MONTHLY

REPORT OF

RMA

Reorganization

Oi

August 2021

October.15.2021

EXECUTIVE

REPORT

1. INTRODUCTION

Your Honor Dr. Judge of the 7th Business Court of the Judicial District of the State of Rio de Janeiro

The Trustee, Arnoldo Wald Law Firm ("Wald" or "AJ"), named in the records of the Reorganization of Grupo Oi (process Nº 0203711- 65.2016.8.19.0001), and Rio Branco Consultores Associados, subcontracted by AJ to assist in the preparation of the Activities Monthly Report ("RMA"), respectfully come to the presence of Your Honor, pursuant to recorded decision on pages 91.223 / 91.224, present the RMA for August of 2021.

As we all know, the Court-supervised Reorganization refers to the following companies:

*Oi S.A. - under Reorganization ("Oi S.A.'");
* Telemar Norte Leste S.A. - under Reorganization ("Telemar Norte Leste")*;
*Oi Móvel S.A. - under Court-supervised reorganization ("Oi Móvel");
Copart4 Participações S.A. - under Reorganization ("Copart4");
Copart5 Participações S.A. - under Reorganization ("Copart5");
*Portugal Telecom International Finance B.V. - under Court-supervised reorganization ("PTIF"); and
*Oi Brasil Holdings Coöperatief U.A. - under Court-supervised reorganization ("Oi Coop");

This report includes the financial information based mostly on the elements provided by Debtors up to October 15, 2021, which includes the data regarding the month of August 2021, to be examined together with the preliminary report of activities as well as the other RMA' already submitted.

The RMA includes a chapter specifically addressing the consolidated financial information of the Reorganization cases, which shall include, in this Report, the Managerial Cash Flow Statements of the referred month, submitted in the tables comparing against the immediately prior month. The report shall highlight the main changes occurred in the mentioned month, submitting the explanations provided by Management of the Reorganization Cases.

This report was prepared by means of the analytical procedures and discussions with Company's Management, aiming to provide to Court and stakeholders the information on the financial status of Debtors and relevant operations carried out thereby, as well as the summary of the activities carried out by AJ until the closing of this report.

* Telemar Norte Leste S.A. was merged into Oi S.A. in may of 2021, as established in clause 7, annex 7.1, of the PRJ. Copart4 Participações S.A. was merged into Telemar Norte Leste S.A. in January of 2019, as established in clause 7, annex 7.1, of the PRJ; Copart5 Participações S.A. was incorporated by Oi S.A. in March of 2019, as established in clause 7, annex 7.1, of the PRJ.

The information submitted below are based mainly on data and elements submitted by Debtors. The separate Financial Statements of all Debtors as well as the consolidated financial statements of Oi Group (including but not limited to the Debtors) are examined annually by independent auditors. The limited review procedures are applied by the auditors for the filing at CVM of Quarterly Consolidated Financial Information ("ITRs") of Oi Group. Regarding the separate financial information of each Debtor prepared for monthly periods, other than those included in ITRs delivered to CVM, are not submitted to the review by independent auditors, whether auditors hired by Oi Group or AJ.

AJ, being honored for the assignment, is available for further clarification concerning the information contained in this report or others.

Faithfull yours,

WALD
ANTUNES VITA BLATTNER

Arnoldo Wald Filho
awf@wald.com.br

RIO BRANCO
CONSULTORES ASSOCIADOS

Thiago Fogaça Almeida
Economist
tfa@riobranco.adm.br

Fábio de Carvalho e Mello Curti
Economist
fc@riobranco.adm.br

Tel:+55(11)3074-6000

Tel:+55(11)3392-3062

Figure 1 - Reorganization Cases Corporate Charts


Oi
Oi S.A.
(Holding)
In court-supervised
100%
Oi Mobile S.A. (SMP authorization and SeAC) under reorganization
100%
Portugal Telecom Intern. Finance B.V. (Financial Conducting) under reorganization
100%
Brasil Holdings Coöperatief U.A. (Financial Conducting) under reorganization
9 other companies (see attachments)
99,875%
Oi Serviços Financeiros S.A. (current name Copart3)
100%
CVTEL B.V.
100%
Rio Alto Gestão de Créditos e Participações S.A.
100%
Carrigans Finance S. aRL
100%
PT Participações SGPSS.A.
99,8%
Bryophyta SP Participações Ltda.
50%
Companhia AIX de Participações
81,61%
SEREDE Serviços de Rede S.A.
99,95%
Cozani RJ Empreendimentos Imobiliários S.A.
99,99%
BrT Card Serviços Financeiros Ltda.
10%
Pharol SGPS S.A.
100%
Brasil Telecom CallCenter S.A.
19,04%
Hispamar Satélite S.A.
50%
Companhia ACT de Participações
Caption
REORGANIZATION CASES OF THE GROUP

Source: Information provided by Management.

** Diagram submitted previously in Preliminary Report of Activities.*
Information submitted again for an easy understanding of the Reorganization Cases' structure.

CORPORATE ORGANIZATIONAL CHART OF DEBTORS

Figure 2 - Reorganization Cases' Corporate Chart


Oi Móvel S.A. under reorganization.
100%
Pointer NetworkS.A.
4 Other Companies
100%
Paggo Empreendimentos S.A. (Holdings)
99,99%
Paggo Acquirer Gestão de Meios de Pagamentos Ltda.
50%
Paggo Soluções e Meios de Pagamentos S.A.
99,99%
Paggo Administradora Ltda.
99,99%
Brasil Telecom Comunicação Multimídia Ltda.
99,95%
Lemvig Serviços de Televisão por Assinatura S.A.
99,92%
Jonava RJ Infraestrutura e Redes de Telecomunicações S.A
99,92%
Garliava RJ Infraestrutura e Redes de Telecomunicações S.A.
Caption
REORGANIZATION CASES OF THE GROUP

Source: Information provided by the Administration

** Diagram submitted previously in Preliminary Report of Activities.*
Information submitted again for an easy understanding of the Reorganization Cases' structure.

COMPANIES UNDER COURT-SUPERVISED REORGANIZATION.

Figure 3 - Companies under Reorganization


Oi S.A.
Entity for the raising of financing/ funds in international market.
It also has participation in other companies of the Group, and is the main "Holding" of Oi Group.
Oi S.A.
Mobile
Mobile phone telephony service provider of Regions I, II and II and TVDTH services.
Oi Móvel S.A.
PTIF
Non-operational entity. Conducting the reception of financing/resources in the international market
Portugal Telecom International Finance B.V.
Coop
Non-operational entity. Entity for the raising of financing/ funds in international market.
Oi Brasil Holdings Coöperatief U.A.
TelemarNorte Leste*
Main provider of landline telephony services in Region I, and national and international long distance calls.
Telemar Norte Leste S.A.
Copart4 e 5*
Two legal entities used for the management and administration of the real estate and the main properties leased to Oi Group.
Copart 4 and Copart 5 Participações S.A

* Telemar Norte Leste S.A. was merged into Oi S.A. in may of 2021, as established in clause 7, annex 7.1, of the PRJ. Copart4 Participações S.A. was merged into Telemar Norte Leste S.A. in January of 2019, as established in clause 7, annex 7.1, of the PRJ; Copart5 Participações S.A. was incorporated by Oi S.A. in March of 2019, as established in clause 7, annex 7.1, of the PRJ.

RELEVANT FACTS & NOTICES TO THE MARKET

We submit hereunder the relevant facts and notices to the market published by Oi Group directly related to the Reorganization Cases:

Relevant Facts and Communication to the Market in **OCTOBER/21**

October 01 - Intent to withdraw your NYSE US Depositary Share Receipts

Oi S.A. - Under Reorganization ("Oi" or "Company"), in compliance with art. 157, §4 of Law nº 6.404/76, and pursuant to CVM Instruction nº 44/2021, informs its shareholders and the market in general that, at the Board of Directors' Meeting held on September 30, 2021, it was approved the Company's intention of: (i) delist the American Depositary Receipts ("ADRs), each representing 5 (five) common shares issued by the Company ("common ADRs"), of the New York Stock Exchange ("NYSE"), starting to maintain a program of Level 1 ADRs, on the US over-the-counter market, to trade common ADRs and preferred ADRs, which are already traded in this market; and (ii) once the Company complies with the applicable requirements, cancel the registration with US Securities and Exchange Commission ("SEC").

The integrated can be accessed at:
https://api.mziq.com/mzfilemanager/v2/d/6aebbd40-9373-4b5a-8461-9839bd41cbbb/82185f01-75a2-a41c-560f-9ci43d2318ab?origin=1

October 01 - UPI InfraCo Partial Sale - Signing of Investment Agreement and Other Covenants

Oi S.A. - Under Reorganization ("Oi" or "Company"), in compliance with art. 157, §4, of Law nº 6.404/1976 and CVM Instruction nº 44/2021, and in continuity with the information contained in the Material Facts disclosed on January 25, April 12, and July 07, it informs the shareholders and the market in general that, on this date, the Company and Oi Móvel S.A. - Under Reorganization, they entered into with Globenet Cabos Submarinos S.A. ("Investor"), with the intervention of Brasil Telecom Comunicação Multimídia S.A. ("SPE InfraCo"), BTG Pactual Infraco Master Fundo de Investimento em Participações Multiestratégia and BTG Pactual Infraco Co-Investors Fund LP (collectively, the "Investor's Shareholders"), the Investment Agreement and Other Covenants ("Contract"), which has as purpose the sale of shares representing the control of SPE InfraCo to the Investor, whose winning proposal in the judicial competitive process was approved by the 7th Business Court of Rio de Janeiro, in a hearing held on July 7, 2020, under the terms of the Amendment to the Reorganization Plan approved by the creditors at the General Meeting of Creditors and ratified by the 7th Business Court of the Judicial District of the State of Rio de Janeiro on October 5, 2020 ("Amendment to the PRJ").

The full document can be accessed at: https://api.mziq.com/mzfilemanager/v2/d/6aebbd40-9373-4b5a-8461-9839bd41cbbb/00116cc9-6bd9-a2f0-04fe-126f63bd4b83?origin=1

MANAGERIAL CASH FLOW STATEMENTS

HIGHLIGHTS

Demonstration
AUGUST 01 to **AUGUST** 31, 2021

The **Net Operational Cash Generation of the Reorganization Cases** was negative R$454 millions in August /21

The **Investments** reached the level of R$381 million in August/21

The **Receipts** initial was increased by R$802 million in August/21, totaling R$3,057 million

The **Payments initial** had a decrease by R$946 million in August/21 totaling R$3,130 million

Financial Operations had a cash outflow of R$405 million

The Financial Cash's Final Balance of the Companies under Reorganization had a reduction of R$857 million in August/21, totaling R$2,756 million

Demonstration
AUGUST 01 to **AUGUST** 31, 2021

Net operational Cash Generation of the Reorganization Cases was negative in R$454 million in Aug/21

The Net Operating Cash Generation of Reorganization Cases in August/21 was negative by R$454 million, after a negative result of R$168 million observed in the previous month (Figure 4). In comparison with July/21, Receipts increased by R$802 million, reaching the level of R$3,057 million, while cash outflows with Payments and Investments increased R$1,088 million, totaling R$3,511 million together (Figure 5).

The other transactions by Companies under Reorganization, which include Financial Operations, represented a cash outflow of R$403 million in August/21.

Thus, the variation in the Financial Cash's Final Balance of the Companies Under Reorganization was negative by R$ 857 million in August/21, resulting in an amount of R$ 2,756 million (Figure 6), which corresponds to a reduction of 23.7% in relation to the last month.

Detailed considerations of variations will be analyzed in the following pages.

Source: Financial statements and managerial information

Figure 4- Net Operating Cash Generation – Monthly Balance


In BRL million

Figure 5 - Monthly Evolution Receipts x Payments/ Investments


4000
3500
3000
2500
2000
1500
1000
500
0
PAYMENTS
+
INVESTMENTS
3511
3057
RECEIPTS
In BRL million

Figure 6 – Financial Cash – Reorganization Cases - Monthly – Final Balance


8000
7000
6000
5500
4000
3500
2000
1000
0
In BRL million
2756

Cash outflow from Investments contributed to the negative balance of the Net Operating Cash Generation

Figure 7 - Managerial Cash Flow Statements

	Jul/21	Aug/21	Δ
Customers	1410	1392	-1%
Network Use Services	266	843	217%
Dealers	389	379	-3%
Others	189	442	134%
Receipts (1)	**2254**	**3057**	**36%**

	Jul/21	Aug/21	Δ
Plant Maintenance	(227)	(229)	1%
Rentals	(436)	(463)	6%
Data Processing /Printing Company	(130)	(109)	-17%
Call Center Service /Collection	(78)	(86)	10%
Dealerships	(83)	(86)	5%
Consultancy / Audits /Fees	(57)	(48)	-16%
Other Services/ Payments	(460)	(794)	73%
Materials / Services (2)	**(1,471)**	**(1,814)**	**23%**

	Jul/21	Aug/21	Δ
Network Use Services	(271)	(846)	213%
Judicial Deposits	53	46	-14%
Contingencies	(23)	(65)	183%
Other Payments (2)	**(240)**	**(865)**	**260%**

	Jul/21	Aug/21	Δ
Telemar	0	0	-
Oi S.A.	(188)	(299)	59%
Oi Mobile	(51)	(82)	62%
Investments (3)	**(239)**	**(381)**	**60%**


3057
(115)
(1.814)
(337)
0
(865)
(381)
(454)
Receivables
Personne
Material / Services
Taxes
Meditation / Partner Supplier
Other payments
Investment
Cash Net Generation

Source: Financial statements and managerial information

Demonstration

AUGUST 01 to **AUGUST** 31, 2021

Table 1 - Managerial Cash Flow Statement - Aug/21

	(A)	(B)-(A)	(B)
	07/31/2021	*Variation*	08/31/2021
BRL million	**Jul/21**		**Aug/21**
INITIAL Balance - Financial Cash	**1267**	**2346**	**3613**
Customers	1410	*(18)*	1392
Network Use Services	266	*577*	843
Dealers	389	*(10)*	379
Others	189	*253*	442
Receipts (1)	**2254**	**802**	**3057**
Personnel	(119)	5	(115)
Goods and Services Suppliers	(1,741)	*(918)*	(2,660)
Taxes	(354)	*17*	(337)
Judicial Deposits	53	*(7)*	46
Contingencies	(23)	*(42)*	(65)
Mediation/Partner Suppliers	-	-	-
Payments (2)	**(2,184)**	**(946)**	**(3,130)**
Telemar	-	-	-
Oi S.A.	(188)	*(111)*	(299)
Oi Mobile	(51)	*(32)*	(82)
Investments (3)	**(239)**	**(143)**	**(381)**
Net Operational Generation (1 + 2 +3)	**(168)**	**(286)**	**(454)**
Capital Increase	-	-	-
Non Core	8	(6)	2
Group - Intra Operations	-	-	-
Financial Operations	2506	(2,911)	(405)
Dividends and JCP	-	-	-
FINAL Balance - Financial Cash	**3613**	**(857)**	**2756**

Figure 8 – Receipts – Participation Structure


Network Use Services R$843 million 28%
Customers R$1,392 million 46%
Others R$442 million 14%
Dealers R$ 379 million 12%

TOTAL RECEIPT

R$ 3,057 million

	Aug/21		Jul/21
	BRL million	Stockholding	Stockholding
Receivables	**3057**	**100"/o**	**100"/o**
Customers	1392	46%	63%
Dealers	379	12%	17%
Others	442	14%	8%
Network Use Services	843	28%	12%

RECEIPTS

Receipts increased in August/21

In August/21 there was an increase of the Receipts account by R$802 million when compared to the previous month (35.6%), reaching R$ 3.057 million

The Customers initial recorded a reduction of R$18 million in August/21, totaling R$ 1,392 million, compared to a collection of R$ 1,410 million in July/21. The initial Network Use Services recorded an increase of R$ 577 million in August/21, totaling a cash inflow of R$ 843 million in the month.

- Management informed that there was no extraordinary factor for the increase. This initial varies from month to month. However, the important thing to emphasize is that this item must always be analyzed considering the payment of network use, when we carry out this analysis we verify that the receipt is in line with the payment.

The Dealers item reduced R$ 10 million in the month, totaling a cash inflow of R$ 379 million in August/21.

- The Management informed that the observed variation is mainly explained by the reduction in recharge sales to sales partners.

Finally, the Other Receipts initial recorded an increase of R$253 million in August/21, with an inflow of R$442 million.

- The Management informed that the strong increase observed is explained by increase in Intercompany receipts from interconnection between companies undergoing judicial reorganization, and the effect is offset by the Other services/payments item.

Demonstration

AUGUST 01 to AUGUST 31, 2021

Table 1 - Managerial Cash Flow Statement - Aug/21

R$ million	(A) 07/31/2021 Jul/21	(B)-(A) *Variation*	(B) 08/31/2021 Aug/21
INITIAL Balance - Financial Cash	**1267**	**2346**	**3613**
Customers	1410	*(18)*	1392
Network Use Services	266	*577*	843
Dealers	389	*(10)*	379
Others	189	*253*	442
Receipts (1)	**2254**	**802**	**3057**
Personnel	(119)	*5*	(115)
Goods and Services Suppliers	(1,741)	*(918)*	(2,660)
Taxes	(354)	*17*	(337)
Judicial Deposits	53	*(7)*	46
Contingencies	(23)	*(42)*	(65)
Mediation/Partner Suppliers	-	-	-
Payments (2)	**(2,184)**	**(946)**	**(3,130)**
Telemar	-	-	-
Oi S.A.	(188)	*(111)*	(299)
Oi Mobile	(51)	*(32)*	(82)
Investments (3)	**(239)**	**(143)**	**(381)**
Net Operational Generation (1 + 2 +3)	**(168)**	**(286)**	**(454)**
Capital Increase	-	-	-
Non Core	8	(6)	2
Group - Intra Operations	-	-	-
Financial Operations	2506	(2,911)	(405)
Dividends and JCP	-	-	-
FINAL Balance - Financial Cash	**3613**	**(857)**	**2756**

Figure 9 – Payments – Participation Structure


Personnel R$ 115 million 4%
Others R$ 19 million 0%
Taxes R$ 337 million 11%
Suppliers R$2,660 million 85%

	Aug/21		Jul/21
	R$ million	Stockholding	Stockholding
Payments	**3130**	**100%**	**100%**
Goods and Services Suppliers	2660	85%	80%
Taxes	337	11%	16%
Personnel	115	4%	5%
Others	19	1%	-1%
Mediation/Partner Suppliers	0	0%	0%

TOTAL RECEIPT

R$ 3,130 million

PAYMENTS

Payments Increased in August/21

Payments totaled R$3,130 million in August/21, an increase of R$946 million compared to the previous month, when the initial recorded a cash outflow of R$2,184 million.

There was a reduction of R$5 million in the Personnel initial in August/21, totaling R$115 million.

- Management explained that the reduction was motivated by lower employee vacation pay.

The initial *Suppliers of Materials/Services* ended August/21 with an increase of R$918 million, totaling R$2,660 million.

- The management informed that the observed increase is explained by (i) increase in the *Intercompany* of interconnection between companies undergoing reorganization, and the effects are canceled under the caption "Other receipts" and (ii) increase in network services, and the effect is canceled with the initial "Receipts-Services of Network Use".

The Taxes initial decreased by R$17 million, reaching the level of R$337 million.

- The management informed that the observed reduction is due to greater offsetting of tax credits.

On the other hand, Judicial Deposits had a reduction in cash inflow in the month, from R$53 million in July/21 to R$46 million in August/21.

- Management informed that the Inflow of cash refers to the redemption and release of a judicial deposit in favor of Oi, in the Civil sphere.

The Contingencies initial recorded a cash outflow of R$65 million in August/21, an increase of R$42 million compared to the previous month.

- Management informed that the cash outflow refers to contingency payments from the Fiscal spheres.

Demonstration

AUGUST 01 to **AUGUST** 31, 2021

Table 1 - Managerial Cash Flow Statement - Aug/21

R$ million	(A) 07/31/2021 Jul/21	(B)-(A) *Variation*	(B) 08/31/2021 Aug/21
INITIAL Balance - Financial Cash	**1267**	**2346**	**3613**
Customers	1410	*(18)*	1392
Network Use Services	266	*577*	843
Dealers	389	*(10)*	379
Others	189	*253*	442
Receipts (1)	**2254**	**802**	**3057**
Personnel	(119)	*5*	(115)
Goods and Services Suppliers	(1,741)	*(918)*	(2,660)
Taxes	(354)	*17*	(337)
Judicial Deposits	53	*(7)*	46
Contingencies	(23)	*(42)*	(65)
Mediation/Partner Suppliers	-	-	-
Payments (2)	**(2,184)**	**(946)**	**(3,130)**
Telemar	-	-	-
Oi S.A.	(188)	*(111)*	(299)
Oi Móvel	(51)	*(32)*	(82)
Investments (3)	**(239)**	**(143)**	**(381)**
Net Operational Generation (1 + 2 +3)	**(168)**	**(286)**	**(454)**
Capital Increase	-	-	-
Non Core	8	(6)	2
Group - Intra Operations	-	-	-
Financial Operations	2506	(2,911)	(405)
Dividends and JCP	-	-	-
FINAL Balance - Financial Cash	**3613**	**(857)**	**2756**

Figure 10 – Investments – Structure of Participation


Oi Móvel
R$ 82 mi
22%
Oi S.A. R$
299 mi 78%

TOTAL RECEIPT

R$ 381 million

	Aug/21		Jul/21
	R$ million	Stockholding	Stockholding
Investments	**381**	**100%**	**100%**
OI Mobile	82	22%	21%
Telemar	0	0%	0%
OI S.A.	299	78%	79%

INVESTMENTS

The Reorganization cases recorded investments of R$ 381 million in August/21, an increase of 59.8% compared to the previous month, when there was a cash outflow with investments of R$ 239 million.

The investments related to Oi Móvel S.A. Were increased by R$32 million, totaling R$82 million in August/21. At Oi S.A., the Investments increased from R$188 million in July/21 to R$299 million in August/21.

- The Management pointed out that the increase observed in the month compared to the previous month is in line with the strategic plan to accelerate investments, mainly in optical fiber.

NET OPERATIONAL GENERATION

The level of Receivables in August/21, of R$ 3,057 million, was lower than the total sum of cash outflows of Payments (R$ 3,130 million) and Investments (R$ 381 million) in the month, which directly contributed to the negative balance of R$454 million in Net Operating Generation of the Reorganization Cases in the month.

FINAL BALANCE - FINANCIAL CASH

The "Non core" cash inflow, which totaled R$ 2 million in August/21, had a reduction of R$ 6 million compared to the previous month.

- The Management informed that the cash inflow observed refers to the receipt of the sale of properties.

The Financial Operations recorded a positive result of R$ 405 million in December/21, against the cash inflow of R$ 2,506 million in the previous month.

- The Management informed that the cash outflow refers to the payment of semiannual interest on Qualified Bonds according to the Reorganization plan.

Thus, adding the Non Core cash inflow of R$ 2 million and the outflow of R$ 405 million from Financial Operations to the negative balance of R$ 454 million from Net Operating Cash Generation, the Final Financial Cash Balance of the Reorganization Cases reduced by R$ 857 million compared to the previous month (decrease of 23.7%), totaling R$ 2,756 million.

- The Management informed that the reduction in the final balance of the Financial Cash is mainly related to payments made as a result of the reorganization plan, and by those related to the Company's strategic plan to accelerate investments in optical fiber.

Demonstration

AUGUST 01 to **AUGUST** 31, 2021

Table 2 - Direct Cash Flow

R$ million

CONSOLIDATED OF REORGANIZATION CASES	AUG/18	SEPT/18	OCT/18	NOV/18	DEC/18	JAN/19	FEB/19	MAR/19	APR/19	MAY/19	JUN/19	JUL/19	AUG/19	SEPT/19	OCT/19	NOV/19	DEC/19	JAN/20	FEB/20	MAR/20	APR/20	MAY/20	JUN/20	JUL/20	AUG/20	SEPT/20	OCT/20	NOV/20	DEC/20	JAN/21	FEB/21	MAR/21	APR/21	MAY/21	JUN/21	JUL/21	AUG/21
Initial Balance - Financial Cash	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Receipts	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Customers	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Network Use Services	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Dealers	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Others	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Payments	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Personnel	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Goods and Services Suppliers	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Material / Services	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Plant Maintenance	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Rentals	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Data Processing (Printing Company)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Call Center Service (Collection)	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Electricity	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Consultancy / Audits / Fees	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Other Services/ Payments	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Network Use Services	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Taxes	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Judicial Deposits	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Contingencies	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Investments	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Telemar	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Oi S.A.	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Oi Mobile	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Operating Generation	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Capital increase	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible] Agreement	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Non Core	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible] Operations	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Financial Operations	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Dividends and JCP	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Final Balance Financial Cash	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

CREDITORS SERVICE

Last month, the Trustee continued to oversee measures taken by the Companies under Reorganization to enable compliance with the Reorganization Plan and its Amendment, which was approved by this Honorable Judge Court on 05.10.2020.

The Interested parties may consult the Amendment on the reorganization website (www.recuperacaojudicialoi.com.br), under the tab "Procedural Parts", and requests for clarification should be directed to the following channels: e-mail credoroi@wald.com.br, telephone 0800-644-3111 (toll free) or website www.recjud.com.br.

In addition, as determined by the decision on pages 492.184/492.187, which established the new dynamics of non-bankruptcy credits payment control, the Administrator continues to make available on the website lists sent by the Companies under Reorganization, containing the non-bankruptcy credits already paid and those in process, referring to compliance with the judgment or enforcement started prior to 09.30.2020. The information is periodically updated and available for consultation at: https://recuperacaojudicialoi.com.br/creditosextraconcursais/.

This Administration also monitored the mediation procedure related to procedural incidents, pursuant to the decision on pages 341.970/341.973. This mediation aims to encourage a composition between creditors and debtors to define the value of the credits, from an online platform, which already has more than 18.811 signed agreements. At this point, it is worth informing the availability on the reorganization website (www.recuperacaojudicaloi.com.br) of the procedural incidents sentenced list, which is periodically updated.

In addition, the Trustee continued to speak out in the procedural incidents of qualification and contestation of credit, having presented in the last month 163 opinions on the merits and hundreds of measures manifestations (request for documents, information on the credit inclusion in the QGC and others).

SUMMARY OF STATEMENTS OF AJ IN RECORDS

AJ lists hereunder the statements submitted in the records of the electronic process after the last monthly Activities Report with an indication of the respective pages.

Pages	Monthly activities report performed by the Reorganization Cases (for July 2021).	**09/15/2021**
Pages	Manifestation on the request of the Reorganization cases of real state disposal.	**10/14/2021**

In addition, in response to official letters and requests addressed directly to the AJ by the most diverse Courts in the country, the Judicial Administrator presented several manifestations in lawsuits filed against the Reorganization Cases.

FROM SUPERVISION TO COMPLIANCE OF THE REORGANIZATION PLAN

The Reorganization Plan approved by r. decision on pages 254.741/254.756 underwent changes in the form of the Amendment of pages 476.542/479.026, that was approved by this Honorable Judge.
Judgment on 10.05.2020 (pages 481.886/481.918), after the approval by the majority of creditors of all classes present at the AGC held on 09.08.2020.

As established by Law no. 11.101/2005, the Trustee remains overseeing the compliance with the obligations by the Reorganization Cases of the ratified PRJ and its Amendment, having, to that end, held periodic meetings with the Company and analyzed all the relevant documentation.

As a result of this inspection, the AJ informs that, in August of 2021, only expired the obligations with expiration date linked to the final and unappealable decision of the original records, as established in the Reorganization Plan. Monthly, this Administration receives the list of labor credits settled during the month, due to the end of the waiting period (180 days from the final and unappealable decision of the original action - clause 4.1.1 of the PRJ).

In addition, for transparency purposes, the AJ emphasizes that, according to the information provided by the Debtors, due to inconsistencies in the bank details indicated, it was not possible to discharge the credits held by the following creditors who timely exercised the payment option of the Addendum to the PRJ:

CREDITOR	Value (R$)	Class
ALEXSSANDER TAVARES DE MATTOS	R$ 269.12	Class I
AMANDA SANTOS RAMOS DE JESUS	R$ 3000.00	Class III
ANDRE LUIS SANTANA SILVA	R$ 3000.00	Class III
GEILSON AMARO DA SILVA	R$ 3000.00	Class III
CRISTIANE DOS SANTOS	R$ 1424.00	Class III
DAIANE DIAS DE SOUZA GOMES	R$ 82.91	Class III
DENISE CAVALCANTE NUNES	R$ 1503.50	Class III
DEBORA NASCIMENTO DE FARIAS	R$ 1035.33	Class III
ERLANE MAURICIA COSTA	R$ 119.81	Class III
FERNANDA BEATRIZ SEBBEN DA COSTA GOMES	R$ 612.00	Class I
GERLANIA COSTA DE AQUINO	R$ 1794.03	Class III
MARIA SALETE URIA DE OLIVEIRA	R$ 2803.05	Class III
CINTIA PEREIRA DA SILVA	R$ 3000.00	Class III
CINTIA PEREIRA DA SILVA	R$ 3000.00	Class III
ISABELA RIBEIRO LOCKERMANN	R$ 3000.00	Class III
LYCIA OLIVEIRA TORRES	R$ 2438.00	Class III
ROSELENE RODRIGUES DE SOUZA	R$ 3000.00	Class III
JOSELIA BORBUREMA DOS SANTOS	R$ 390.00	Class III
LEANDRO LOURENCO PORCINO	R$ 3000.00	Class III
THIAGO BARCELOS CHAGAS	R$ 2892.00	Class III
MARIA LUCIA DA CRUZ	R$ 257.94	Class III

MOISES LEITE	R$	1002.45	Class III
MARCO AURELIO DA SILVA OLIVEIRA	R$	360.00	Class III
PEDRO ALVES BEZERRA JUNIOR	R$	903.10	Class III
RONALDO CASANOVA	R$	1820.00	Class III
ROMILDA ALVES DE SENA	R$	2615.00	Class III
RITA DE CASSIA CARDOSO DE MEDEIROS	R$	2123.33	Class III
TEREZA MARIA DA SILVA	R$	236.10	Class III
TRANSPORTES GEDEON EIRELI – ME	R$	8749.52	Class IV
VALDELUCIA DE BRITO MARINHO	R$	1201.26	Class III
E L CELULARES LTDA ME	R$	20384.35	Class IV
FERREIRA LEAO E CIA LTDA - ME	R$	23.75	Class IV

As clarified by the Reorganization Cases to the AJ, despite several attempts to pay the credit and contact the creditors (such as money order, contact via phone and email registered on the platform when exercising the option, communicated via the platform requesting the data update), it was not possible to carry out the payment due to the 31 creditors mentioned above.

In relation to Anatel's tender credit, according to the Relevant Information disclosed on 11.27.2020, a Transaction Instrument was signed providing for: (i) payment of the debt "in 78 monthly installments", with a grace period of 6 months, which totals the maximum 84 installments provided for in Law no. 13.988/2020; and (ii) that "the amounts deposited by Grupo Oi in the records of the shares classified in Annex V to this Instrument will be fully and immediately converted into income in favor of ANATEL, with as many initial installments as possible being paid with the amount in advance of the total amounts deposited".

The installments were defined as follows: (i) from the 1st to the 32nd installment, R$56,203,046.99; (ii) from the 33th to the 54th installment, R$ 108,803,334.56; and (iii) from the 55th to the 78th installments, R$125,556,165.88.

FROM SUPERVISION TO COMPLIANCE WITH THE REORGANIZATION PLAN

Based on the analyzed documentation, related to the shares listed in Annex V, the AJ verified the conversion into income in favor of Anatel the amount of R$ 1,515,108,828.30, which proves that the payment obligation has been fulfilled.

Finally, with regard to the five Isolated Production Units ("UPIs") foreseen to be transfered in the Amendment to the PRJ, it is necessary to inform:

- **UPI InfraCo**

At the hearing for the opening of the closed bids held on 07.07.2021, there was only one bid for the partial acquisition of UPI InfraCo, consisting of the binding offer presented jointly by Globenet Cabos Submarinos SA, BTG Pactual Economia Real Fundo de Investimento em Participações Multiestratégia and other investment funds managed or controlled by companies belonging to the BTG Group ("Bidders").
After favorable manifestations by the Public Prosecutor's Office and the Judicial Administrator, the Reorganization Court approved the Bidders' proposal as the winner of the competitive procedure,

which, considering the sum of the Primary Installment, the Secondary Installment, the Additional Primary Installment and the incorporation value from Globenet, totals R$ 12,923,338,290.67, an amount that will be subject to adjustment mechanisms based on certain metrics established in the agreement formed between Reorganization Cases and the Bidders.
The proposal for the partial acquisition of UPI InfraCo was duly submitted for prior approval by the National Telecommunications Agency - ANATEL and for approval by the Administrative Council for Economic Defense - CADE.
As stated in the topic of this RMA for "Relevant Facts & Communication to the Market", on 10.01.2021, it was informed that the Company and Globenet Cabos Submarinos SA, with the intervention of other companies, entered into "Investment Agreement and Others Covenants, which have as purpose the sale of shares representing the control of SPE InfraCo to the Investor", Globenet. Said agreement contemplates the contribution to SPE InfraCo of a primary installment, the payment to Oi S/A of a secondary installment and the contribution to SPE InfraCo of two additional primary installments, in addition to the merger of Globenet.

FROM SUPERVISION TO THE COMPLIANCE OF THE REORGANIZATION PLAN

After the completion of the steps provided for in the notice, Globenet Shareholders "will hold shares representing 57.9% of the voting and total share capital of SPE InfraCo, with Oi and its affiliates remaining with the remaining interest in the voting and total capital". The effective conclusion of the transaction "is subject to CADE's approval and Anatel's prior consent, as well as the fulfillment of usual precedent conditions for transactions of this nature, provided for in the Agreement". The operation will also be submitted to the US authorities for authorizations in accordance with that country's legislation.

- **UPI Ativos Móveis**

At the hearing for the opening of the closed bids held on 12.14.2020, there was only one bid for the acquisition of UPI Ativos Móveis, consisting of the binding offer presented jointly by Telefônica Brasil S.A., TIM S.A. and Claro S.A.
("Bidders").

After favorable manifestations by the Public Ministry and the Judicial Administrator, the Reorganization Court approved the Bidders' proposal as the winner of the competitive procedure, which can reach a value of up to R$ 16.5 billion, including the amount of up to R$ 756 million relating to transition services to be provided for up to 12 months by Oi to the Bidders, plus the commitment to enter into long-term contracts for the provision of transmission capacity services with Oi, in the "take or pay" modality, whose net present value (NPV), calculated for the purposes and as provided for in the Amendment to the PRJ, is R$ 819 million to be paid in cash, subject to the terms and conditions set forth in the respective binding proposal, and in the respective Sales Agreement contained in Annex 5.3.9.1 of the Amendment to the PRJ.

On 01.28.2021, the parties signed the Sales Agreement, and the conclusion of the transaction is subject to compliance with the conditions provided for in the aforementioned contract, among which, the prior consent of Anatel, submitted on 12.31.2020, and approval by CADE, requested on 02.08.2021.

FROM SUPERVISION TO THE COMPLIANCE OF THE REORGANIZATION PLAN

Within the scope of CADE, on 07.23.2021, the Act of Concentration nº 08700.000726/2021-08 was declared complex by the General Superintendence of the Organ, having been determined to carry out diligences.
Recently, as reported by the media, ANATEL's technical area recommended the transaction approval, which was submitted to the Federal Attorney General's Office for a statement.

Currently, the aforementioned approvals are awaited for the transaction conclusion, with the Honorable Judge of Reorganization court sending an official letter to CADE requesting information about it.

- **UPI Torres**

At the hearing for the opening of the closed bids held on 11.26.2021, there was only one bid for the acquisition of UPI Torres, consisting of the binding offer presented by Highline do Brasil II Infraestrutura de Telecomunicações S.A.
("Bidder").

After favorable manifestations by the Public Ministry and the Judicial Administrator, the Reorganization Court approved the Bidder's proposal as the winner of the competitive procedure, in the amount of R$1,066,902,827.00.

On 12.23.2020, the parties signed the Sales Agreement, with the sale being effected on 03.30.2021, with the payment of the installment in cash of R$ 861.758,307.20, and the remaining balance to be paid in the form of said contract.

Recently, the stage of calculation and adjustments of the total sale price of UPI Torres to Highline was completed, under the terms and conditions agreed in the respective Sales Agreement, with the final amount of R$1,033,770,203.47 being established. After the adjustment, the amount initially withheld was paid to Grupo Oi.

FROM SUPERVISION TO THE COMPLIANCE OF THE REORGANIZATION PLAN

- **UPI Data Center**

At the hearing for the opening of the closed proposals held on 11.26.2021, there was only one proposal for the acquisition of UPI Data Center, consisting of the binding offer presented by Titan Venture Capital e Investimentos Ltda. ("Bidder").

After favorable manifestations by the Public Ministry and the Judicial Administrator, the Reorganization Court approved the Bidder's proposal as the winner of the competitive procedure, in the amount of R$ 325,000,000.00.

On 12.11.2020, the parties signed the Sales Agreement, with the sale being effected on 03.12.2021, with the payment of the installment in cash of R$ 250,000,000.00, and the remaining balance to be paid in the form of said contract.

Currently, the parties are assessing and evaluating the applicable price adjustments, under the terms and conditions agreed in the respective contract.

- **TVCo**

Still pending transfer. The assets, liabilities and rights related to the Pay TV business, described in Attachment 5.3.5 of the Amendment to the PRJ, may be sold by one of the modalities provided for in Law no. 11.101/2005.

Finally, the AJ must inform that, considering the terms of the Amendment to the PRJ, as well as the need to finalize the acts relating to the transfers of the UPIs, on 09.02.2021, the Honorable Judge of Reorganization Court issued a decision granting the request made by the Reorganization Cases for the extension of the judicial supervision of the Reorganization process of Grupo Oi until the end of March 2022.

WALD
ANTUNES VITA BLATTNER

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Rio de Janeiro, RJ - Brazil

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RIO BRANCO
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